================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of July, 2008

                        Commission File Number: 000-21742

                                   Acergy S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                              200 Hammersmith Road
                                 London, W6 7DL
                                     England
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

================================================================================

Attached herewith as Exhibit 99.1 is a press release, dated July 9, 2008 whereby Acergy S.A. announced results for the second quarter which ended on May 31, 2008.

Highlights

-    Net operating revenue increased 17% to $742 million (Q2 2007: $634 million)

-    Gross profit increased 20% to $150 million (Q2 2007: $125 million)

- Net income from continuing operations increased 29% to $62 million (Q2 2007: $48 million)

- Offshore completion of major deepwater contracts, Moho Bilondo, Mondo, PRA-1 and Maari

- Following significant growth in the first quarter and fewer awards in the second quarter backlog was $3.6 billion (Q1 2008: $4.0 billion)

- The $300 million share buyback programme was completed, reflecting the Board's long-term confidence in the business and focus on total shareholder returns

- Dividend for the 2007 fiscal year of $0.21 per common share was approved by shareholders at the AGM

- Post quarter end the Acergy Piper commenced transit to Brazil for the Mexilhao Trunkline Project

Financial Summary

                                                   Three Months Ended             Six Months Ended
                                               --------------------------    --------------------------
                                                May.31.08      May.31.07      May.31.08      May.31.07
In $ millions                                   Unaudited      Unaudited      Unaudited      Unaudited
--------------------------------------------   -----------    -----------    -----------    -----------
Net operating revenue                                742.4          634.0        1,378.3        1,199.8
Gross profit                                         150.2          124.6          273.5          220.3
Net operating income                                 105.9           82.7          179.4          132.6
Net income before income taxes                        99.6           90.7          169.6          140.7
Income tax provision                                 (37.8)         (42.5)         (66.7)         (58.6)
Net income from continuing operations                 61.8           48.2          102.9           82.1
Net income from discontinued operations                  -            0.6              -            4.9
Net income - Total Group                              61.8           48.8          102.9           87.0

Per share data (Diluted)

Earnings per share - continuing operations     $      0.35    $      0.25    $      0.55    $      0.42
Earnings per share - discontinued operations             -              -              -    $      0.02
Net earnings per share                         $      0.35    $      0.25    $      0.55    $      0.44
Weighted-average number of common
 shares outstanding (millions)                       207.1          191.2          188.6          193.7

Operating Review

Acergy Africa and Mediterranean - Net operating revenue increased to $375.3 million (Q2 2007: $346.4 million) driven by high activity levels. Major deepwater projects; Mondo and Moho Bilondo reached physical completion during the quarter, with contract closure of Moho Bilondo anticipated in early 2009. EPC2B progressed well and nears completion, while Tombua Landana completed its first installation phase. Net operating income increased to $82.7 million (Q2 2007: $52.6 million) driven by good contributions from projects in offshore installation and the positive close out of projects which were completed during the quarter. At the end of the quarter, the Acergy Polaris completed work on EPC2B and commenced her planned dry-dock, which is expected to be completed by year end.

Acergy Northern Europe and Canada - Net operating revenue was $211.4 million (Q2 2007: $216.2 million) with net operating income of $10.8 million (Q2 2007: $32.2 million) the reduction reflected the absence of trunkline activity in the quarter. The effects of planned dry-docks of a number of vessels, and the Acergy Piper remaining on standby were partially offset by stronger SURF, IMR and survey activity and good vessel utilisation.

Acergy North America and Mexico - Net operating revenue was $0.9 million (Q2 2007: $0.2 million) with net operating income of $5.6 million (Q2 2007: $0.2 million) due to contributions from cross-regional projects; PRA-1 and Frade.

Acergy South America - Net operating revenue increased to $111.0 million (Q2 2007: $53.9 million) driven by good revenue contribution from SURF projects. The PRA-1 Project physically completed during the quarter, while operations for the Frade Project continued to progress. The three ships on long-term service agreements to Petrobras achieved full utilisation, outside of planned dry-docks. Net operating income was $1.3 million (Q2 2007: net operating loss of $0.3 million). Petrobras obtained a restricted environmental permit post quarter end and consequently the Acergy Piper mobilised and commenced transit to Brazil for work on the Mexilhao Trunkline Project. Resolution of the claim regarding this delay is still ongoing.

Acergy Asia and Middle East - Net operating revenue increased to $43.2 million (Q2 2007: $16.9 million) following physical completion of the Maari Project while other projects including Van Gogh and Pluto remained in early stages. Net operating income of $8.2 million (Q2 2007: net operating loss $8.2 million) reflected good project performance partially offset by the continued negative contribution from the SapuraAcergy joint venture. Operationally, the Sapura 3000 has performed well post shipyard delivery and has completed the first offshore phase of the Kikeh Project.

Non-consolidated Joint Ventures

The second quarter contribution was $13.6 million (Q2 2007: $13.9 million). The loss from the SapuraAcergy joint venture was more than offset by strong contributions from Seaway Heavy Lifting and NKT Flexibles, the latter announcing the award of a significant frame agreement with Petrobras for the period of 2009-2011.

Asset Development

During the quarter we exercised a purchase option on the Acergy Petrel on favourable terms, adding $32 million to capital expenditure. The Skandi Acergy is expected to join the fleet during the third quarter, followed by the Acergy Merlin during the first quarter of 2009. In addition, the company decided to move forward with a $21 million upgrade of the Acergy Eagle.

Acergy's participation in the trunkline business through the ownership of the Acergy Piper potentially creates significant profit and loss volatility, dependent on whether or not the asset is utilised. We are reviewing opportunities for this asset in the context of the global trunkline market.

Financial Review

Net operating revenue from continuing operations for the second quarter of 2008 increased 17% to $742 million (Q2 2007: $634 million) due to significantly higher activity levels in West Africa, Brazil and Australasia.

Gross profit increased 20% to $150 million (Q2 2007: $125 million) as the volume and quality of project execution during the quarter continued to improve.

Acergy's share of net income from non-consolidated joint ventures remained flat at $14 million (Q2 2007: $14 million). The major contributors were NKT Flexibles and Seaway Heavy Lifting while the SapuraAcergy joint venture remained loss-making.

Selling, general and administrative (SG&A) expenses were $62 million (Q2 2007:
$56 million) reflecting the impacts of higher activity levels and the weakening US dollar.

Net operating income from continuing operations for the second quarter was $106 million (Q2 2007: $83 million). This 28% increase was due to higher activity levels, good ongoing project performance and the successful completion of a number of major projects.

The income tax provision for the quarter was $38 million, reflecting an effective rate of 38%. The French tax audit and UK tonnage tax enquiry continue with no significant events in the quarter.

Net income from continuing operations increased 29% to $62 million (Q2 2007: $48 million) reflecting the higher level of activity, strongly improved project performance and an overall solid contribution from the non-consolidated joint ventures.

The cash and cash equivalents position at the quarter end was $430 million (February 29, 2008: $650 million). This reduction is due to planned capital expenditure at $75 million and returns to shareholders of $138 million in share buybacks, as well as lower cash generation from operations. Total advance revenues from clients, at the quarter end stood at $259 million (Q2 2007: $210 million).

At quarter end, Acergy S.A. held directly 11,667,495 treasury shares representing 5.98% of the total issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.45% of the total issued shares. The $300 million share buyback programme was completed during the quarter.

Current Trading

Order intake for the second quarter of 2008 has been low, following significant backlog growth in the first quarter. The backlog as at May 31, 2008 was approximately $3.6 billion, of which $1.3 billion is expected to be executed in the remainder of fiscal 2008. We also held an additional $241 million in pre-backlog.

          In $ millions as at:   May.31.08   Feb.29.08   May.31.07
          --------------------   ---------   ---------   ---------

          Backlog                    3,649       3,972       3,031
          Pre-Backlog(1)               241         368         522

          (1) Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Updated Full Year guidance

Revenue expectations for the full year remain at $3.0 billion. The effective rate of tax is expected to be approximately 35% at fiscal year end but with an expectation of quarterly volatility depending on the timing of the resolution of the ongoing tax audits and profit mix outturn. Capital expenditure is expected to be $300 million in commitments for fiscal 2008 with a cash expenditure of up to $325 million. This increase in capital expenditure largely results from new strategic decisions such as the Acergy Petrel purchase and the Acergy Eagle upgrade as well as some unanticipated cost increases.

Outlook

The macro drivers for our business; global growth in demand for energy, new down-hole technologies - which extend further the life of mature fields and the need that operators have to access reserves in more and more challenging environments, continue to drive the need to develop further reserves. Within this positive outlook there are short-term cyclical factors which may adversely affect our business, including the irregular award of contracts. Further delays in award of large West African projects, together with additions to competitors' fleets in several regions, may prompt short-term weakening of growth prospects for the sector, although we remain confident that the delayed projects will be awarded. Market visibility is good and the medium and long-term fundamentals for our business remain robust.

                          ACERGY S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (In $ millions, except share and per share data)

                                                             Three Months Ended             Six Months Ended
                                                         --------------------------    --------------------------
                                                           May 31,        May 31,        May 31,        May 31,
                                                            2008           2007           2008           2007
                                                          Unaudited      Unaudited      Unaudited      Unaudited
                                                         -----------    -----------    -----------    -----------
Net operating revenue from continuing operations               742.4          634.0        1,378.3        1,199.8
Operating expenses                                            (592.2)        (509.4)      (1,104.8)        (979.5)
                                                         -----------    -----------    -----------    -----------
Gross profit                                                   150.2          124.6          273.5          220.3
Selling, general and administrative expenses                   (61.9)         (55.9)        (121.6)        (104.2)
Other operating income/(loss), net                               4.0            0.1            3.3            0.5
Share of net income of non-consolidated joint ventures          13.6           13.9           24.2           16.0
                                                         -----------    -----------    -----------    -----------
Net operating income from continuing operations                105.9           82.7          179.4          132.6
Investment income                                                2.9            7.9            8.6           16.7
Other gains and losses                                          (4.0)           7.4           (4.0)           6.0
Finance costs                                                   (5.2)          (7.3)         (14.4)         (14.6)
                                                         -----------    -----------    -----------    -----------
Net income before taxes from continuing operations              99.6           90.7          169.6          140.7
Income tax provision                                           (37.8)         (42.5)         (66.7)         (58.6)
                                                         -----------    -----------    -----------    -----------
Net income from continuing operations                           61.8           48.2          102.9           82.1
Income from discontinued operations                                -            0.6              -            4.9
                                                         -----------    -----------    -----------    -----------
Net income for the Period:                                      61.8           48.8          102.9           87.0
                                                         ===========    ===========    ===========    ===========
Attributable to:
Equity Holders                                                  65.7           48.5          103.8           86.0
Minority Interests                                              (3.9)           0.3           (0.9)           1.0
                                                         -----------    -----------    -----------    -----------
Net income                                                      61.8           48.8          102.9           87.0
                                                         ===========    ===========    ===========    ===========

PER SHARE DATA
Net earnings per Common Share and Common Share
 equivalent
     Basic
     Continuing operations                                      0.36           0.26           0.56           0.44
     Discontinued operations                                       -              -              -           0.02
                                                         -----------    -----------    -----------    -----------
     Net earnings                                               0.36           0.26           0.56           0.46
                                                         ===========    ===========    ===========    ===========
     Diluted
     Continuing operations                                      0.35           0.25           0.55           0.42
     Discontinued operations                                       -              -              -           0.02
                                                         -----------    -----------    -----------    -----------
     Net earnings                                               0.35           0.25           0.55           0.44
                                                         ===========    ===========    ===========    ===========

Weighted average number of Common Shares

                                                             Three Months Ended             Six Months Ended
                                                         --------------------------    --------------------------
                                                           May 31,        May 31,        May 31,        May 31,
                                                            2008           2007           2008           2007
                                                          Unaudited      Unaudited      Unaudited      Unaudited
                                                         -----------    -----------    -----------    -----------
 And Common Share equivalents outstanding
     Basic                                                     183.2          187.2          185.6          189.0
     Diluted                                                   207.1          191.2          188.6          193.7

SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures                          74.5           84.7          115.9          137.7
Depreciation and amortisation                                   28.0           22.2           56.0           43.3
Impairment                                                         -            0.2              -            0.2

                          ACERGY S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (In $ millions)

                                                         As at          As at           As at
                                                        May 31,      November 30,      May 31,
                                                         2008            2007           2007
                                                       Unaudited      Audited(a)      Unaudited
                                                      -----------    ------------    -----------
ASSETS
Non-current assets
Intangible assets                                             3.7             3.7            4.0
Property, plant and equipment                               885.1           814.2          756.4
Interest in associates                                      140.1           106.4           97.2
Loans and receivables                                        62.6            40.9           53.1
Deferred income tax assets                                   64.0            59.9           40.7
                                                      -----------    ------------    -----------
Total non-current assets                                  1,155.5         1,025.1          951.4

Current assets
Inventories                                                  37.2            29.2           25.6
Trade and other receivables(b)                              478.9           506.4          456.9
Other accrued income and prepaid expenses                   291.9           273.4          192.0
Restricted cash balances                                      3.5             8.9            4.1
Assets held for sale                                          1.1             1.1            4.4
Cash and cash equivalents                                   429.8           582.7          500.2
                                                      -----------    ------------    -----------
Total current assets                                      1,242.4         1,401.7        1,183.2
                                                      -----------    ------------    -----------
Total assets                                              2,397.9         2,426.8        2,134.6
                                                      ===========    ============    ===========

EQUITY
Capital and reserves attributable to equity holders
Share capital                                               389.9           389.9          389.9
Own shares                                                 (236.2)         (111.2)        (117.7)
Paid-in surplus                                             497.4           492.9          503.9
Equity reserve                                              110.7           110.7          110.7
Translation reserve                                          40.5            29.1           (1.1)
Accumulated deficit                                         (33.2)          (88.6)        (153.1)
Other reserves                                               (9.2)          (21.9)         (22.8)
                                                      -----------    ------------    -----------
Equity attributable to equity holders of the parent         759.9           800.9          709.8
Minority interest                                             9.6            18.1           14.5
                                                      -----------    ------------    -----------
Total equity                                                769.5           819.0          724.3

LIABILITIES
Non-current liabilities
Borrowings                                                  394.3           386.6          378.5
Deferred income tax liabilities                              36.5            35.6           28.6
Retirement benefit obligations                               56.0            49.6           44.1
Other liabilities                                            35.7            35.8           29.5
                                                      -----------    ------------    -----------
Total non-current liabilities                               522.5           507.6          480.7

Current liabilities
Trade and other payables                                    755.5           742.1          682.8
Construction contracts - amounts due to clients             259.4           197.6          209.7
Current income tax liabilities                               87.0           157.3           33.9
Borrowings                                                    4.0             3.2            3.2
                                                      -----------    ------------    -----------

                                                         As at          As at           As at
                                                        May 31,      November 30,      May 31,
                                                         2008            2007           2007
                                                       Unaudited      Audited(a)      Unaudited
                                                      -----------    ------------    -----------
Total current liabilities                                 1,105.9         1,100.2          929.6
                                                      -----------    ------------    -----------
Total liabilities                                         1,628.4         1,607.8        1,410.3
                                                      -----------    ------------    -----------
Total equity and liabilities                              2,397.9         2,426.8        2,134.6
                                                      ===========    ============    ===========

(a) These figures have been extracted from the transition to International Financial Reporting Standards publication.
(b) As at May 31, 2008 a total of $22.2 million of claims or variation orders not formally agreed with or instructed by clients has been included in trade and other receivables. This compares to $2.6 million and $nil million of such claims and variation orders included in trade and other receivables as at November 30, 2007 and May 31, 2007 respectively.

                          ACERGY S.A. AND SUBSIDIARIES
                  STATEMENT OF MOVEMENT OF ACCUMULATED DEFICIT
                        FOR SIX MONTHS ENDED MAY 31, 2008
                                 (In $ millions)

               Balance, November 30, 2007                      (88.6)
               Net income for six months ended May 31, 2008    103.8
               Dividends declared                              (38.3)
               Loss on sale of own shares                      (10.1)
                                                              ------
               Balance, May 31, 2008                           (33.2)
                                                              ======

                          ACERGY S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (In $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: the Acergy Africa and Mediterranean region covers activities in Africa and the Mediterranean; the Acergy Northern Europe and Canada region includes all activities in Northern Europe, Eastern Canada, Tunisia and Azerbaijan; the Acergy North America and Mexico region includes all activities in the United States, Mexico, Central America and Western Canada; the Acergy South America region incorporates activities in South America and the islands of the southern Atlantic Ocean; the Acergy Asia and Middle East region includes all activities in Asia Pacific, India and the Middle East (excluding the Caspian Sea) and including the SapuraAcergy joint venture. The Acergy Corporate region includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction and flowline support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; and Management and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

For the three months                                Acergy       Acergy
ended May 31, 2008                                 Northern       North                    Acergy
                                 Acergy Africa      Europe       America      Acergy       Asia &
                                      &               &             &         South        Middle      Acergy
(in $ millions)                  Mediterranean      Canada       Mexico      America        East      Corporate       Total
-----------------------------   ---------------   ----------   ----------   ----------   ----------   ----------   ----------
Net operating revenue(a)                  375.3        211.4          0.9        111.0         43.2          0.6        742.4
Net operating
income/(loss)                              82.7         10.8          5.6          1.3          8.2         (2.7)       105.9
 Investment income                                                                                                        2.9
 Other gains & losses                                                                                                    (4.0)
 Finance costs                                                                                                           (5.2)
                                                                                                                   ----------
Net income before taxes
 from continuing operations                                                                                              99.6
                                                                                                                   ==========

For the three months                                Acergy       Acergy
ended May 31, 2007                                 Northern       North                    Acergy
                                 Acergy Africa      Europe       America      Acergy       Asia &
                                      &               &             &         South        Middle       Acergy
(in $ millions)                  Mediterranean      Canada      Mexico(b)    America        East      Corporate       Total
-----------------------------   ---------------   ----------   ----------   ----------   ----------   ----------   ----------
Net operating revenue(a)                  346.4        216.2          0.2         53.9         16.9          0.4        634.0
Net operating                              52.6         32.2          0.2         (0.3)        (8.2)         6.2         82.7
income/(loss)
 Investment income                                                                                                        7.9
 Other gains & losses                                                                                                     7.4
 Finance costs                                                                                                           (7.3)
                                                                                                                   ----------
Net income before taxes
 from continuing operations                                                                                              90.7
                                                                                                                   ==========

For the six months                                 Acergy        Acergy
ended May 31, 2008                                 Northern       North                    Acergy
                                 Acergy Africa      Europe       America      Acergy       Asia &
                                      &               &             &         South        Middle       Acergy
(in $ millions)                  Mediterranean      Canada       Mexico      America        East       Corporate      Total
-----------------------------   ---------------   ----------   ----------   ----------   ----------   ----------   ----------
Net operating revenue(a)                  734.8        343.9          1.5        209.3         87.3          1.5      1,378.3
Net operating income                      140.2          4.6          6.3          8.0          5.5         14.8        179.4
 Investment income                                                                                                        8.6
 Other gains & losses                                                                                                    (4.0)
 Finance costs                                                                                                          (14.4)
                                                                                                                   ----------
Net income before taxes
 from continuing operations                                                                                             169.6
                                                                                                                   ==========

For the six months                                 Acergy        Acergy
ended May 31, 2007                                 Northern       North                    Acergy
                                 Acergy Africa      Europe       America      Acergy       Asia &
                                      &               &             &         South        Middle       Acergy
(in $ millions)                  Mediterranean      Canada      Mexico(b)    America        East       Corporate     Total
-----------------------------   ---------------   ----------   ----------   ----------   ----------   ----------   ----------
Net operating                             628.2        454.0          0.6         83.7         32.4          0.9      1,199.8
revenue(a)
Net operating
income/(loss)                              63.8         71.6         (0.6)        (3.4)        (6.9)         8.1        132.6
 Investment income                                                                                                       16.7
 Other gains & losses                                                                                                     6.0
 Finance costs                                                                                                          (14.6)
                                                                                                                   ----------
Net income before taxes
 from continuing operations                                                                                             140.7
                                                                                                                   ==========

(a) Three clients each individually accounted for more than 10% of the Group's revenue from continuing operations for the quarter ended May 31, 2008. The revenue from these customers was $408.0 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America regions. Two clients in the six months period ended May 31, 2008 accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $604.1 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America. In the quarter ended May 31, 2007, two clients accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $300.8 million for the quarter and was attributable to Acergy Africa and Mediterranean and Acergy Northern Europe and Canada regions. Two clients in the six months period ended May 31, 2007 accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $492.7 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East.

(b)  Losses / gains from discontinued operations are excluded.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No. 333-124997)
and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the Board's long-term confidence in our business and focus on total shareholder returns, statements as to the expected impact of short-term cyclical factors on our business, including the award of contracts and the arrival of additional tonnage, statements as to the medium and long-term fundamentals of our business remaining robust, statements as to the expected impact of contracts awarded, statements as to expectations of new vessels joining our fleet and the timing thereof, statements as to expectations regarding our backlog and pre backlog, statements as to the expected duration of dry docks and statements contained in the "Updated Full Year Guidance" and "Outlook" sections, including statements as to the management remaining confident that delayed projects will be awarded, market visibility, expected revenues, Adjusted EBITDA(a) margin, effective tax rate, the resolution of the Mexilhao negotiations, profit mix outturn, capital expenditure and cash expenditure for the full fiscal year 2008. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: July 10, 2008                               By: /s/ Stuart Jackson
                                                      -------------------------
                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer

                                  Exhibit Index

99.1          Press Release dated July 9, 2008 Announcing Second Quarter Results